Exhibit 1
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FOR IMMEDIATE RELEASE                                              1 August 2008



                              WPP GROUP PLC ("WPP")

        Bates141 acquires majority stake in distinguished creative agency
                        10AM Communications in Singapore


WPP announces that its wholly-owned operating company Bates141, the Asian-centered marketing communications network, has acquired a majority stake in 10AM Communications ("10AM"), a multi-awardwinning independent creative agency that provides creative, design and brand consultancy services in Singapore, China and other Asian countries.

In the eight years since it was founded in Singapore, 10AM has built a strong creative reputation under founder and CEO Sau Hoong, garnering numerous awards on the international circuit. The agency's work for the Bank of China has earned more than 70 awards and its work on the corporate campaign for China's largest national TV network, CCTV, is regarded as one of the most influential campaigns in China. 10AM employs 23 people. Clients include CCTV China, Cerebos Pacific, Malaysia Dairy Industries, OCBC Bank and Sony.

10AM's audited revenues for the year ended 31 December 2007 were SGD 5.2 million, with gross assets at the same date of SGD 6.9 million.

This investment continues WPP's strategy of developing its networks in fast growing markets and sectors.


Contact:
Feona McEwan, WPP                                          T +44 (0)20 7408 2204
www.wpp.com
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